AH 3/27/02

02022200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-53105

RECEIVED MAR 0 8 2002 354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
APEX Millennium Group, LLC
FN GREGORY O'CONNOR AND ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 NORWALK AVENUE
(No. and Street)

STATEN ISLAND	NY	10309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY O'CONNOR — 718-761-2571
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID TARLOW & CO., C.P.A., P.C.
(Name — *if individual, state last, first, middle name*)

7 PENN PLAZA	NEW YORK	NY	10001
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P PROCESSED APR 0 1 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/27/02

OATH OR AFFIRMATION

I, GREGORY O'CONNOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREGORY O'CONNOR AND ASSOCIATES, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

MANAGING MEMBER CEO

Title

Notary MARY L. ROCCO
Notary Public, State of New York
No. 01RO6007702
Qualified in Richmond County
Commission Expires May 26, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID TARLOW & Co

PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES GOLDEN, CPA
ANDREW S. MARULIS, CPA
DREW BENENSON, CPA
BRIAN K. STEIN, CPA
PETER D. M. HOPKINS, CPA

7 PENN PLAZA • SUITE 804
NEW YORK, NY 10001
PHONE 212-697-8540
FAX 212-573-6805
EMAIL info@dtarlow.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Gregory O'Connor and Associates, LLC

We have audited the accompanying statement of financial condition of Gregory O'Connor and Associates, LLC as of December 31, 2001, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gregory O'Connor and Associates, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Tarlow & Co., P.C.

New York, New York
January 18, 2002

GREGORY O'CONNOR AND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 650	
Receivable from Clearing Broker	162,951	
Securities owned – at market value	43,250	
Other assets	4,291	
Total assets		$211,142

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	$ -	
Members' capital	211,142	
Total liabilities and members' capital		$211,142

The accompanying notes are an integral part of these financial statements.

GREGORY O'CONNOR AND ASSOCIATES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue		
Commissions	$ 5,241	
Gains on firm securities investment accounts	221,065	
Interest and dividends	7,348	
Total revenue		$233,654
Expense		
Employee compensation and benefits	$122,457	
Exchange fees and clearance charges	107,761	
Professional fees	6,575	
Interest	485	
Regulatory fees and expense	12,014	
Other	31,431	
Total expenses		280,723
Loss before income tax expense		(47,069)
Income tax expense		-
Net loss		$(47,069)

The accompanying notes are an integral part of these financial statements.

GREGORY O'CONNOR AND ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance as of December 31, 2000	$167,521
Net loss	(47,069)
Capital contributions	100,000
Capital withdrawals	(9,310)
Balance as of December 31, 2001	$211,142

The accompanying notes are an integral part of these financial statements.

GREGORY O'CONNOR AND ASSOCIATES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows used in operating activities:		
Net loss	$(47,069)	
Adjustment to reconcile net loss to net cash used by operating activities:		
Depreciation	2,758	
(Increase) decrease in:		
Receivable from clearing broker	31,742	
Securities owned – at market	(76,500)	
Net cash used by operating activities		$(89,069)
Cash flows from investing activities		
Purchase of computer equipment	(2,758)	
Net cash used by investing activities		(2,758)
Cash flows from financing activities		
Capital contributions	100,000	
Capital withdrawals	(9,310)	
Net cash provided by financing activities		90,690
Net decrease in cash		(1,137)
Cash at beginning of year		1,787
Cash at end of year		$ 650
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest		$ 485
Income taxes		$ -

The accompanying notes are an integral part of these financial statements.

GREGORY O'CONNOR AND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Gregory O'Connor and Associates, LLC (the "Company") was formed on June 15, 2000 under the laws of the state of New York. As of June 22, 2001, the company is registered to operate as a broker dealer in securities with the United States Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security transactions

The Company records securities transactions and commission revenue and expenses on a trade-date basis. Securities owned are stated at market value with unrealized gains and losses reflected in income.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER/ SECURITIES HELD AT BROKER

The Company conducts business with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through its clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, its clearing broker and financial institutions with which it conducts business.

GREGORY O'CONNOR AND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2001, the Company had net capital of $196,648, which was $76,648 in excess of its required net capital of $120,000.

NOTE 6 - RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

All customer transactions are cleared through a clearing broker on a fully disclosed basis. Therefore, the company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c-3-3 of the Securities Exchange Commission.

NOTE 7 - INCOME TAXES

No provision for federal and state income taxes has been made as the Company was formed as a limited liability company which flows the items of income or loss through to the members' individual income tax returns. As such, the Company is not liable for federal and state income taxes. The Company is subject to local income taxes.

SUPPLEMENTARY INFORMATION

GREGORY O'CONNOR AND ASSOCIATES, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2001

Members' capital		$211,142
Credits – liability subordinated to claims of general creditors		-
Debits:		
Nonallowable assets		4,291
Net capital before haircuts on marketable securities		206,851
Haircuts on securities		
Stock	$ 6,653	
Undue concentrations	3,550	10,203
Net capital per rule 15c3-1		196,648
Minimum net capital requirement – 6-2/3% of aggregate indebtedness of $-0- or $120,000, whichever is greater		120,000
Excess net capital		$ 76,648

No material difference exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

REPORT ON INTERNAL CONTROL STRUCTURE

DAVID TARLOW & CO

PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES GOLDEN, CPA
ANDREW S. MARULIS, CPA
DREW BENENSON, CPA
BRIAN K. STEIN, CPA
PETER D. M. HOPKINS, CPA

7 PENN PLAZA • SUITE 804
NEW YORK, NY 10001
PHONE 212-697-8540
FAX 212-573-6805
EMAIL info@dtarlow.com

To The Members of
Gregory O'Connor and Associates, LLC

In planning and performing our audit of the financial statements of Gregory O'Connor and Associates, LLC (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, The New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David Tarlow & Co., P.C.

New York, New York
January 18, 2002